Conectiv Mid-Merit Inc.
Balance Sheet
(Dollars in Thousands)
Unaudited

	Actual December 31, 2002
ASSETS	
Taxes receivable	*
Investments and Other Assets	
Investment in Energy Systems	*
Note receivable - Energy Systems	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less accumulated depreciation	*
	*
Construction work-in-progress	*
	*
Deferred Charges and Other Assets	
Deferred income taxes	*
PS&I charges	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
	*
Note Payable to Pepco Holdings, Inc.	*
Deferred Credits	
Construction loan	*
Other comprehensive loss	*
Retained deficit	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.